December 17, 2007

VIA FACSIMILE AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Facsimile No.: (202) 772-9218

Attn: Andri Boerman

Re:	HealthTronics, Inc.
Form 10-K for the year ended December 31, 2006
File No. 000-30406

Ladies and Gentlemen:

On behalf of HealthTronics, Inc. (“HealthTronics”), set forth below are the responses of HealthTronics to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filing set forth in the letter dated December 3, 2007.

For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with the response of HealthTronics. Undefined capitalized terms are defined in the Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”).

Form 10-K for the year ended December 31, 2006

Summary of Significant Accounting Policies, page A-11

Goodwill and Other Intangible Assets, page A-12

1.	Please refer to our previous comment 3. We note that if the carrying amount of the reporting unit exceeds its fair value, you would perform the second step of the impairment test to measure the amount of any impairment loss. Please explain to us and disclose in future filings how you measure the impairment loss and tell us how your

100 Congress Avenue, Suite 1100    •    Austin, Texas 78701    •    (512) 236-2000    •    fax (512) 236-2002

United States Securities and Exchange Commission

December 17, 2007

measurement approach is compliant with the guidance under paragraphs 20 – 22 of SFAS 142.

Response: HealthTronics has advised us that if the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

HealthTronics has advised us that it will revise future filings to include this additional language in its filings.

Note C. Goodwill and Other Intangible Assets, page A-17

2.	Please refer to prior comment 5. Please tell us how you considered the decline in the market value of your common stock between December 2006 and November 2007. Tell us whether or not you believe that the difference between your market capitalization and the fair value of your reporting units is solely due to the fact that the company’s market capitalization excludes any control premium.

Response: HealthTronics has advised us that it does not consider its market capitalization as an indicator of impairment. According to HealthTronics, the fair value of its reporting units is estimated using a combination of the income approach, or discounted cash flows, and the market approach. HealthTronics has advised us that it does, however, consider whether a significant decrease in its market capitalization signals a change in business climate that could result in a decrease in its determined fair values for its reporting units. During the period from December 2006 to September 2007, HealthTronics noted that its market capitalization had decreased. During this period HealthTronics revisited the fair values of its reporting units as determined in the fourth quarter of 2006 to determine whether a similar decrease had occurred in the discounted cash flows or market approach that were utilized. HealthTronics noted that since the fourth quarter 2006 fair value determination, its actual 2007 cash flows exceeded its internal 2007 forecasts used as a basis for the projections used in such fair value determination. In addition, HealthTronics noted that the market capitalizations of the comparable companies used in the market approach increased during 2007. Therefore, HealthTronics determined that no indicator of impairment had occurred during the period from January 2007 to September 2007. Although HealthTronics

United States Securities and Exchange Commission

December 17, 2007

does not know exactly why its market capitalization is less than the sum of the determined fair values of its reporting units, HealthTronics has advised that it believes the difference could be due to (1) the market might not be sufficiently valuing its cash flows, (2) its market capitalization is based in part upon a thin trading volume whereby the impact of a shareholder willing to sell a nominal number of shares at decreased prices per share may have a significant impact on its overall market capitalization and (3) its market capitalization does not consider a control premium. HealthTronics does not believe that the difference between its market capitalization and the fair value of its reporting units is solely due to the fact that its market capitalization excludes any control premium.

HealthTronics’ annual evaluation date for goodwill impairment is in the fourth quarter and it has not completed its analysis for 2007 at this time.

3.	Please refer to prior comment 6. We note that you calculated the fair value of each reporting unit using a combination of estimated discounted future cash flow projections and comparable companies’ market values. Please explain to us, in greater detail, how you calculated the impairment loss, including any significant assumptions. Please also explain how you considered paragraphs 20 – 22 of SFAS 142. In future filings please disclose any significant assumptions underlying your valuations.

Response: HealthTronics has advised us that the fair value of each reporting unit was calculated using a combination of estimated discounted future cash flow projections and comparable company market values. See the response to comment number 1 above for a discussion on how HealthTronics calculates the impairment loss. These methods require significant estimates and assumptions, including projection and timing of future cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, future terminal values, determination of appropriate market comparables, and determination of whether a premium or discount should be applied to comparables.

HealthTronics has advised us that it will revise future filings to include this additional language in its filings.

Representations

4.	We note that your response letter was signed by your outside legal representative. Please note that the requested representations must be signed by the company’s management. Please provide all three acknowledgements in the form previously requested.

Response: Included herewith is a statement from HealthTronics acknowledging certain matters as requested by the Staff in the letter dated December 3, 2007.

If you have any questions with respect to the foregoing, please call the undersigned at (512) 236-2253.

United States Securities and Exchange Commission

December 17, 2007

Sincerely,

/s/    Michael F. Meskill

Michael F. Meskill

cc:	Kate Tillan, Assistant Chief Accountant

Martin James, Senior Assistant Chief Accountant

Ross Goolsby, HealthTronics, Inc.

Richard Rusk, HealthTronics, Inc.

HEALTHTRONICS, INC.

ACKNOWLEDGEMENT

The undersigned, on behalf of HealthTronics, Inc., a Georgia corporation (the “Company”), hereby acknowledges:

The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Form 10-K for the year ended December 31, 2006 (the “Form 10-K”);

Comments by the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: December 17, 2007

HealthTronics, Inc.

By:	/s/ Ross A. Goolsby
Name:	Ross A. Goolsby
Title:	Executive Vice President and Chief Financial Officer